News Release	AMEX, TSX Symbol: NG

NovaGold First Quarter Financial Results and Project Update

April 16, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced its financial and operating results for the three months ended February 28, 2007, along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects including resource estimates, will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Highlights

  Galore Creek Resource update significantly increased Measured & Indicated Resources
  Galore Creek Environmental Assessment Certificate issued. Permits expected shortly, with construction anticipated by mid-2007
  Exercised option to acquire 100% of mining claims of the main Galore Creek deposit
  Modified wetlands permit for Rock Creek issued on March 13. First production targeted for Q3- 2007, with commercial production by year end
  Resource updates for Donlin Creek and Ambler targeted for Q2-2007
  2007 drill campaigns underway
  $53.7 million of unrestricted cash at February 28, 2007
  Preliminary US$500 million 25-month universal base shelf prospectus filed
  Conference call set for April 25, 2007 at 11 am PST (2 pm EST); toll free 1-877-323-2090

NovaGold remains focused on transitioning to a gold producer at its Rock Creek mine in Nome, Alaska and starting construction at its world-class Galore Creek copper-gold project in northwestern British Columbia. By consistently meeting its targets in a rising gold and copper market, NovaGold continues to advance its portfolio of projects and deliver strong shareholder returns.

NovaGold is finalizing initial Galore Creek project financing plans so its Board of Directors can make a construction decision once permits are received later this quarter. The Galore Creek Construction team is making final preparations to begin construction. Major equipment has been mobilized to site and critical contracts have been negotiated. Galore Creek construction has been planned in two Phases. Phase 1 construction will focus on providing access to the Galore Creek Valley. Significant activities during Phase 1 include the construction of mine access roads, bridges, access tunnels, concentrate and diesel pipelines and a power transmission line from Bob Quinn on Highway 37 to the Galore Creek Valley. Phase 1 construction is anticipated to take 24 months, with access to the Galore Creek Valley in the second half of 2009. Phase 2 construction will focus on mine facilities and earthworks, including construction of mine infrastructure, a tailings dam, open pit stripping and process plant facilities. Full commercial mine production is anticipated to begin in mid-2012 after 3 months of commissioning.

Construction at NovaGold’s Rock Creek mine is progressing well. Following receipt of a modified wetlands permit on March 13, NovaGold has cleared the mill and tailings facilities areas and continues to work toward its production target of Q3-2007. Commercial production estimated at 100,000 ounces annually is expected by year end, transitioning NovaGold to a gold producer. NovaGold has initiated a preliminary economic assessment for its Nome Gold project to assess restarting gold production with a combined gold and aggregate production facility. NovaGold’s current business plan for Nome Gold includes the potential to ultimately produce 25,000 ounces of gold annually, along with several million tonnes of sand-and-gravel co-product.

NovaGold’s Donlin Creek project is one of the world’s largest undeveloped gold deposits, in a joint venture with Barrick Gold Corporation (NovaGold 70%, Barrick 30%). As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over 1 million ounces of gold per year, making it a true world-class asset. Final drill assay results from the 92,000 meter 2006 drill program were received at the end of March. Once the results have been evaluated, NovaGold will release a resource update that is expected to significantly expand the Measured and Indicated Resource base at Donlin Creek.

NovaGold recently engaged SRK Consulting (US), Inc., an independent engineering firm, to complete a review of capital and operating cost estimates in their September 2006 Preliminary Economic Assessment (“PEA”) Study for the Donlin Creek project. In its review, SRK considered the capital cost estimate in light of current trends in capital cost increases as well as other developments in the sector such as product availability, lead times, premiums and U.S. dollar depreciation. SRK concluded that given the intended purpose of the PEA, and the parameters and operating philosophy upon which it was based, the cost estimates set forth in the PEA continue to be valid as of the dates therein, within the contingencies and accuracy level outlined in the PEA.

Exploration campaigns are underway at Rock Creek, Galore Creek, Donlin Creek and Ambler, with the focus of identifying new mineralization and converting Inferred Resources to the Measured and Indicated categories and ultimately additional Proven and Probable Reserves. In addition, NovaGold has acquired a new portfolio of exploration-stage projects in North America. These projects represent the next generation of discovery and growth.

NovaGold made exceptional progress in the first quarter of 2007, and continues to build its experienced construction, operations and management teams. NovaGold is well positioned to become North America’s next mid-tier gold and copper producer as it moves toward construction at Galore Creek and production at Rock Creek. We look forward to reporting on further positive developments on the Company’s projects during the coming months.

Results of Operations

The Company reported a net loss of $4.9 million (or $0.05 per share) for the quarter ended February 28, 2007, compared with a net income of $0.1 million (or $0.00 per share) for the same quarter in 2006. The major factors contributing to the loss in the quarter were an increase of corporate development and communication costs of $0.8 million, a movement of $1.4 million in foreign exchange from a gain to a loss, a $0.5 million loss from equity investment, and an increase in administrative expenditures of $1.6 million due to the Company’s growth and increased activities.

Revenues from the Company’s land and gravel sales, gold royalties and other revenues decreased by $0.7 million in the quarter ended February 28, 2007, compared with the same quarter in 2006. The decrease in revenues for this year’s reporting period was mainly a result of a large land sale within the Nome, Alaska city limits that occurred during the first quarter in 2006. Interest income for the quarter increased by $0.3 million compared with the previous year due to the investment of excess cash from the Company’s public offering completed in early February 2006.

Expenses were $5.7 million for the quarter ended February 28, 2007 compared with $1.8 million for the same quarter in 2006. During the quarter, the Company recorded a foreign exchange loss of $0.7 million compared with a gain of $0.7 million in the same period in 2006. During both periods there was a weakening in the Canadian dollar, but in 2006 the Company held significant US dollar cash balances whereas in 2007 the dominant factor was a high level of US dollar payables related to large US dollar denominated expenditures. Corporate development and communication costs increased by $0.8 million in the quarter as a result of increased activities following the unsuccessful bid by Barrick for all the common shares of the Company that expired on December 7, 2006.

Also in the quarter the Company recorded increased general, administrative, professional fees and salary costs of $1.6 million as a result of the significant increase in activities of the Company from the first quarter of 2006 to the first quarter of 2007. The Company has expanded staff resources in all areas to meet the needs created by the more advanced stages of the Company’s projects and an expanded shareholder base.

The Company recorded a loss from the equity investment in Alexco Resource Corp. (“Alexco”) of $0.5 million as a result of the losses recorded in Alexco. In 2006, the Company had a dilution gain of $0.5 million from the initial public offering of Alexco, while in December 2006 (in the first fiscal quarter of 2007) the Company chose to maintain its pro-rata interest in Alexco and purchased $5.0 million of units (each one common share and one half share purchase warrant) at $4.75 per unit. At February 28, 2007, the Company had an unrecorded gain of $28.8 million in its Alexco holdings.

Outlook

The Company has budgeted to expend $37 million, net of revenues, on Rock Creek construction in fiscal 2007, plus an additional $6 million on exploration and other costs at Rock Creek. The Company budgeted $1.5 million for exploration and studies at the Ambler project and $8.5 million for exploration at the Company’s smaller Alaska and British Columbia properties. A further $2 million was budgeted for work on the assets obtained through the acquisition of Coast Mountain. At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 including 70,000 meters of infill and inpit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

At the Galore Creek project, the Company is in the later stages of obtaining approval to construct a mine on the property that will have a nominal throughput of 65,000 tonnes per day that is planned to produce, when in operation, annually 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver during the first 5 years of mine life.

On February 23, 2007, NovaGold announced that it had received its BC Provincial Environmental Assessment Certificate for Galore Creek. The certificate outlines the commitments and conditions required to ensure that the project can proceed without resulting in any significant adverse environmental impacts. The Canadian Environmental Assessment Agency initiated the final 30-day public review and comment period on January 19, 2007 when it filed a Public Notice inviting comments. The comment period closed on February 19. The responsible Federal Government agencies will review all input and make a recommendation to the Federal Minister of the Environment for approval of the Comprehensive Study Report. Once this approval is granted, the Federal agencies can grant the necessary Federal authorizations associated with the project. Provincial permits to allow construction to proceed are now being reviewed and are expected to be granted in the second quarter of 2007.

NovaGold has applied to the government of British Columbia for a surface lease on the adjacent Grace property, under option to NovaGold, for use as a tailings and waste rock storage facility. Pioneer Metals Corporation, which is controlled by Barrick and holds subsurface rights in the property, is contesting the application. The government of British Columbia is the owner of the surface rights and has the sole authority to issue a surface lease on the property. NovaGold anticipates that a surface lease for the tailings and waste facility approved by the government in the Environmental Assessment Certificate will be issued in a timely manner.

The Galore Creek Construction team is making final preparations to be able to commence construction with Board approval, upon receipt of permits. Installation of project information systems is continuing, as is the purchase of critical equipment required for rapid implementation and control of construction activities. Contracts are in various stages of negotiation for access road, tunnel, bridge building, helicopter support, design and engineering and other project-related activities as required within the project schedule.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

In the Galore Creek Feasibility Study, a total of $375 million (US$303 million) was planned to be expended in 2007, and an additional $50 million was expected to be spent in 2007 by NovaGreenPower Inc. (formerly, Coast Mountain Power Corp.) on powerline construction necessary for Galore Creek operations, excluding any bonding costs. The NovaGold construction team has rescheduled and re-estimated costs for 2007 based on the longer development schedule contemplated above. This rescheduling contemplates a total of $262 million being expended in 2007 and an unchanged overall construction budget of $2.2 billion (US$1.8 billion) with start-up of operations in 2012 rather than 2011. The Company plans to ultimately obtain a joint venture partner (or syndicate of partners) for Galore Creek that will share costs.

On January 30, 2007, the Company exercised its common share purchase warrants issued to NovaGold Canada Inc. for $686,000 receiving 1,960,784 common shares of Pioneer Metals Corporation (“Pioneer”). This transaction brought the Company’s holdings of Pioneer to 5,882,352 common shares. On March 14, 2007, the Company sold its entire holdings to Pioneer as part of Pioneer’s amalgamation plans with its parent company, Barrick Gold Corporation as per a Letter of Transmittal and agreed upon price of $1.00 per share. The Company received $5,882,352 for the sale of such shares. The Company anticipates that it will record a gain of approximately $4.2 million on the sale of the shares and believes that there are sufficient tax pools to shelter any gains arising from this sale.

On March 19, 2007, the Company filed a preliminary short form universal base shelf prospectus with the securities commissions in each of the provinces of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final, will allow the Company to make offerings of debt securities (“Debt Securities”), preferred shares and common shares (“Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities, share purchase contracts and share purchase or equity units (all of the foregoing, collectively, “Securities”) or any combination thereof up to an aggregate initial offering of US$500,000,000 during the 25-month period that the final short form universal base shelf prospectus remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures.

As of April 12, 2007, NovaGold anticipates funding its planned activities for 2007 from available cash, proceeds from its marketable securities held for sale, proceeds from the issuance of Securities described above and/or from potential joint venture partners for the Galore Creek project, although there can be no assurance that NovaGold can obtain financing on terms favorable to it. NovaGold anticipates that construction permits will be received in April 2007 and is currently entering into contracts to enable a smooth transition into construction without delay. Competition for contractors is currently extremely high in Western Canada, and NovaGold is committing early in order to assure availability when needed.

During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the judge dismissed the action in November 2005. In December 2005 the plaintiffs appealed the judgment. On March 29, 2007, the appeal was dismissed with minimal costs to the Company.

Conference Call Wednesday, April 25, 2007

NovaGold will hold a conference call and webcast on Wednesday, April 25, 2007 at 11 am PST (2 pm EST) to discuss its financial results for the three months ended February 28, 2007 and give an update on the Company’s project development activities. To participate in the conference call, dial 416-695-9757 or toll-free 1-877-323-2090. Live audio and a presentation will be simultaneously broadcast on NovaGold’s website at www.novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation with Pioneer Metals Corporation concerning the Galore Creek property and the Grace claims, and with Barrick Gold Corporation concerning ownership and management of the Donlin Creek project; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek, Rock Creek and other projects; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Don MacDonald, CA
Senior Vice President & CFO

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227